EXHIBIT 4.1
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                             FIRST AMENDMENT TO THE
                               1996 STOCK PLAN OF
                  THE PUBLISHING COMPANY OF NORTH AMERICA, INC.


I.       Paragraph 4 is hereby deleted and replaced with the following:

         4.       Common Stock.
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              The Common Stock subject to Stock Rights shall be authorized but unissued shares of Common Stock, no par value, or shares of Common Stock reacquired by the Company in any manner, including purchase, forfeiture or otherwise. The aggregate number of shares of Common Stock which may be issued pursuant to the Plan is 1,000,000 subject to adjustment as provided in Section 14. The maximum number of Stock Rights which can be granted to any person are not more than 150,000 shares underlying Stock Rights subject to adjustment. Any such shares may be issued as ISOs, Non-Qualified Options or Awards, or to persons or entities making Purchases, so long as the number of shares so issued does not exceed the limitations in this Section. If any Stock Rights granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, or if the Company shall reacquire any unvested shares issued pursuant to Awards or Purchases, the unpurchased shares subject to such Stock Rights and any unvested shares so reacquired by the Company shall again be available for grants of Stock Rights under the Plan.